FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 5, 2020

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “Tender offer for common shares of ADLINK Technology Inc.”, dated February 5, 2020.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: February 5, 2020	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

AU Optronics Corp.

February 5, 2020

English Language Summary

Subject: Tender offer for common shares of ADLINK Technology Inc.

Regulation:	Published pursuant to Article 4-11 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2020/02/05

Contents:

1. Type of merger/acquisition (e.g.merger, consolidation, spin-off, acquisition, or receiving assignment of shares):

Tender Offer

2. Date of occurrence of the event:

2020/02/05

3. Names of companies participating in the merger (e.g.name of the other company participating in the merger or consolidation, newly established company in a spin-off, acquired company, or company whose shares are taken assignment of):

Tender offer for common shares of ADLINK Technology Inc. (“ADLINK”)

4. Counterparty (e.g.name of the other company participating in the merger or consolidation, company taking assignment of the spin-off, or counterparty to the acquisition or assignment of shares):

The shareholders of ADLINK who participate in the tender offer.

5. Relationship between the counterparty and the Company (investee company in which the Company has re-invested and has shareholding of XX%), and explanation of the reasons for the decision to acquire, or take assignment of the shares of, an affiliated enterprise or related person, and whether it will affect shareholders' equity:

This acquisition will be conducted through a tender offer at a uniform price. If a related party of the Company participates in the tender offer, the company must not refuse or exclude it according to law. Therefore, the transaction counterparty may be a related party.

6. Purpose/objective of the merger/acquisitionation:

In order to enhance competitiveness, the Company plans to cooperate with ADLINK to establish a strategic partnership for the Industrial and Commercial AIoT Ecosystem.

7. Anticipated benefits of the merger/acquisition:

The strategic partnership between the two parties is expected to achieve complementary advantages, and to jointly fulfill the digital transformation needs of customers in multiple fields from automation to intelligence.

8. Effect of the merger or consolidation on net worth per share and earnings per share:

After the completion of the tender offer, if the comprehensive effect can be brought into full play, it should have positive benefits for the Company's future book value and earnings per share.

9. Share exchange ratio and basis of its calculation:

(1) Exchange Ratio: Not applicable. The tender offer consideration for each common share of ADLINK is NT$57 in cash.

(2) Calculation basis: The tender offer consideration is determined after considering and analyzing the quantitative financial data and market objective data, and also taking into account the premium rate in the tender offer cases. The Company has also engaged an independent expert to issue fairness opinions on the tender offer consideration.

10. Do the CPA, lawyer or underwriter issue an unreasonable opinion?:

Not applicable

11. Name of the CPA firm, law firm or underwriter’s company:

Crowe (TW) CPAs (previously known as First Horwath & Company CPAs)

12. Name of the CPA or lawyer:

Ji-Sheng Qiu

13. The practice certificate number of the CPA or lawyer:

Reference No. Jin-Guan-Zheng-Shen-Zi-10200032833

14. Scheduled timetable for consummation:

From February 7, 2020 to March 12, 2020 (Taiwan time). Please note that the Company may file a registration statement with the Financial Supervisory Commission according to law and make an announcement to extend the tender offer period, provided however that such extension period(s) shall not exceed a total of 50 days. The tender accepting period is 9:00 a.m. to 3:30 p.m. (Taiwan time) each business day during the tender offer period.

Within five business days (including the fifth business day) after the completion date of the tender offer period (if extended, the completion date of the extended tender offer period), if all the conditions of this tender offer are satisfied, and this tender offer is not legally suspended, the consideration of this tender offer will be paid.

15. Matters related to assumption by the existing company or new company of rights and obligations of the extinguished (or spun-off) company:

Not applicable

16. Basic information of companies participating in the merger:

Not applicable

17. Matters related to the spin-off (including estimated value of the business and assets planned to be assigned to the existing company or new company; the total number and the types and volumesof the shares to be acquired by the split company or its shareholders; matters related to the reduction, if any, in capital of the split company) (note: not applicable other than where there is announcement of a spin-off):

Not applicable

18. Conditions and restrictions on future transfers of shares resulting from the merger or acquisition:

None

19. Other important stipulations:

None

20. Do the directors have any objection to the present transaction?:

None

21. Is it related to new business model?:

Not applicable

22. Explanation of new business model:

Not applicable

23 .Transactions with the counterparty for the past one year and the next year:

Not applicable

24. Source of funds:

Cash on hand

25. Any other matters that need to be specified:

(1) In order to proceed with this tender offer, it is proposed that the board of directors authorize the chairman to handle all necessary procedures in relation to this tender offer and to take necessary actions in representation of the Company, including, but not limited to, preparation and execution of the Public Tender Offer Prospectuses, negotiation, execution and delivery of all relevant documents and agreements, and submission of relevant applications or filings to the competent authorities; and to handle all relevant matters with full authority if this tender offer is in need of amendment (including, but not limited to, extension of the period) due to the instruction of the competent authorities, market conditions, changes of the objective environment, insufficient time to obtain the approval, permission or effective filing from the competent authorities, or any other justifiable reason.

(2) Please refer to the prospectus for other detailed conditions of the tender offer. URL of the website for reviewing the prospectus:

a. Market Observation Post System: http://mops.twse.com.tw/mops/web/t162sb01

(Market Observation Post System/Investment section/Tender Offer)

b. KGI Securities: http://www.kgieworld.com.tw